UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006.

Commission File Number: 001-31221

Total number of pages: 6

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated January 31, 2006 announcing the comprehensive business tie-up with Philippine Long Distance Telephone Company.

2.	Press release dated January 31, 2006 announcing the company’s termination of PHS service.

3.	Press release dated January 31, 2006 announcing that the company will offer flat-rate packet communications for all new 3G billing plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: January 31, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo Japan 100-6150

For Immediate Release

NTT DoCoMo to Form Comprehensive Business Tie-up with

Philippine Long Distance Telephone Company

TOKYO, JAPAN, January 31, 2006 — NTT DoCoMo, Inc., announced today that it has agreed with NTT Communications Corporation (NTT Com), Philippine Long Distance Telephone Company (PLDT), and PLDT’s largest shareholder First Pacific Company Limited that DoCoMo will acquire 12,633,486 PLDT shares (approximately 7% of PLDT’s issued shares) owned by NTT Com for approximately 52.1 billion yen. In addition, DoCoMo and PLDT will form a comprehensive business tie-up, including the launch of the i-mode® service in the Philippines.

The share acquisition and tie-up with PLDT will take place after DoCoMo and PLDT’s wholly owned mobile subsidiary, SMART Communications, Inc. (SMART), complete registration with the concerned authorities in the Philippines regarding the i-mode service, and also conclude an i-mode license agreement.

As part of the tie-up, DoCoMo will support PLDT and SMART in introducing i-mode and W-CDMA services and promoting international roaming between Japan and the Philippines. In addition, DoCoMo will appoint one director each to the boards of PLDT and SMART and may consider increasing its investment in PLDT if a suitable opportunity arises.

For further information, please contact:

Masanori Goto or Nobuo Hori

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode® which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo Japan 100-6150

For Immediate Release

NTT DoCoMo to Terminate PHS Service

TOKYO, JAPAN, January 31, 2006 — NTT DoCoMo, Inc. and its eight regional subsidiaries announced today that they aim to terminate Personal Handyphone System (PHS) mobile phone service during the third quarter (October-December) of the fiscal year ending March 31, 2008. DoCoMo will announce the specific date for termination of the service after monitoring PHS usage trends of existing customers.

DoCoMo will continue to contact current PHS subscribers to remind them of the termination plan and to encourage them to switch to an alternative service, such as DoCoMo’s 3G FOMA®. Details of the termination and related information will be mailed to PHS subscribers and made available at DoCoMo retail channels such as the company’s affiliated stores, DoCoMo Shops.

For further information, please contact:

Masanori Goto or Tomoko Tsuda

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

About NTT DoCoMo NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode® which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo Japan 100-6150

For Immediate Release

NTT DoCoMo to Offer Flat-Rate Packet Communications

for All New 3G Billing Plans

TOKYO, JAPAN, January 31, 2006 — NTT DoCoMo, Inc. and its eight regional subsidiaries announced today that beginning March 1 they will increase the number of billing plans that can be combined with unlimited 3G FOMA® i-mode® packet communications for a flat monthly “Pake-Houdai” rate of 4,095 yen (including tax).

At present, flat-rate packet communications charges are available only for FOMA billing plans starting from the Type M Plan at 6,930 yen (including tax). Under the new scheme, however, all new FOMA billing plans introduced from November 1, 2005 will offer the option of unlimited i-mode packet communications for a flat monthly rate. Plans introduced prior to November 1, 2005, the FOMA Plan 39, FOMA Plan 49, Limit Plus, and non i-mode data communications billing plans (FOMA Data Plan and FOMA Ubiquitous Plan) may not be combined with “Pake-Houdai.”

The Pake-Houdai rate was introduced on June 1, 2004, and is being used by approximately 4.45 million FOMA subscribers in Japan as of the end of December 2005.

For further information, please contact:

Masanori Goto or Takuya Ori

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode® which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.